OMB APPROVAL
OMB Number:	3235-0145
Expires:	12-31-05
Estimated Average burden
hours per response

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         ) *

Ameritrade Holding Company, Inc.

(Name of Issuer)

Common Stock Par Value 5.01

(Title of Class of Securities)

03074K 10 0 (CUSIP Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE I3d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03074K 10 0	13G

1

NAME OF REPORTING PERSON                                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TA IX L.P.

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA/Atlantic and Pacific IV L.P.

TA Executives Fund LLC

TA Investors LLC

04-3520503 04-3334380 04-3299318 04-3465628 04-3398534 04-3395404
2	CHECK THE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	Delaware Delaware Delaware Delaware Delaware Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	5 SOLE VOTING POWER TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354
6 SHARED VOTING POWER N/A
	7 SOLE DISPOSITIVE POWER TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354
8 SHARED DISPOSITIVE POWER N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	2.97% 1.09% 0.11% 0.40% 0.02% 0.09%
12	TYPE OF REPORTING PERSON Each entity is a Partnership

ITEM 1 (A)	NAME OF ISSUER: Ameritrade Holding Company, Inc.

ITEM 1 (B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
4211 South 102nd Street Omaha, NE 68127

ITEM 2 (A)	NAME OF PERSON FILING: TA IX L.P. TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC

ITEM 2 (B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

ITEM 2 (C)	CITIZENSHIP: Not Applicable

ITEM 2 (D)	TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (E)	CUSIP NUMBER: 03074K 10 0

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (A)	AMOUNT BENEFICIALLY OWNED:	COMMON STOCK

	TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354

ITEM 4 (B)	PERCENT OF CLASS	PERCENTAGE

	TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	2.97 1.09 0.40 0.11 0.02 0.09	% % % % % %

ITEM 4 (C)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(I) SOLE POWER TO VOTE OR DIRECT THE VOTE:	COMMON STOCK

	TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354

	(II) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(III) SOLE POWER TO DIPOSE OR DIRECT THE DISPOSITION:	COMMON STOCK

	TA IX L.P. TA/Advent VIII L.P Advent Atlantic and Pacific III L.P. TA/Atlantic and Pacific IV L.P. TA Executives Fund LLC TA Investors LLC	12,019,137 4,408,658 450,800 1,637,297 91,521 360,354

	(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

This schedule 13G is filed pursuant to Rule 13d-l (d). For the agreement of the TA group members to a joint filing, see below.

The TA Associates group of funds is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliated with J. Joe Ricketts, and entities affiliated with Silver Lake Partners, L.P. An exhibit listing each party to the Stockholders Agreement is attached hereto. The stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the required directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to TA Associates by the other parties to the Stockholders Agreement, is 137,007,194 shares. The share ownership for TA Associates does not include any shares owned by the other parties to the Stockholders Agreement. TA Associates disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA/Atlantic and Pacific IV L.P., TA Executives Fund LLC and TA Investors LLC, hereby agree that TA Associates Inc. shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Ameritrade Holding Company, Inc.

Dated:  February 4, 2005

TA IX L.P.

By:	TA Associates IX LLC., its General Partner

By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/ADVENT VIII L.P.

By:	TA Associates VIII LLC. its General Partner

By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.

By:	TA Associates AAP III Partners L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.

By:	TA Associates AP IV L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER
Thomas P. Alber, Chief Financial Officer

Parties to the Stockholders Agreement

1.	Ameritrade Holding Corporation

2.	Silver Lake Partners, L.P.

3.	Silver Lake Investors, L.P.

4.	Silver Lake Technology Investors, L.L.C.

5.	TA/Advent VIII, L.P.

6.	TA Executives Fund, LLC

7.	TA Investors, LLC

8.	TA Atlantic and Pacific IV, L.P.

9.	TA IX, L.P.

10.	Advent Atlantic and Pacific III, L.P.

11.	J. Joe Ricketts

12.	Marlene M. Ricketts

13.	Marlene M. Ricketts 1994 Dynasty Trust

14.	J. Joe Ricketts 1994 Dynasty Trust

15.	Ricketts Grandchildren Trust